EXHIBIT 99.1

Equinox Gold Announces Retirement of Director

VANCOUVER, BC, June 5, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that Neil Woodyer has retired from the Company's Board of Directors to pursue other interests.

Ross Beaty, Chair of Equinox Gold, stated: "On behalf of the Equinox Gold team and Board of Directors, I thank Neil for his vision and support over the last six months as we worked together to merge Leagold Mining and Equinox Gold to form the premier Americas gold producer. We wish Neil the best of success with both his personal and business pursuits."

View original content:http://www.prnewswire.com/news-releases/equinox-gold-announces-retirement-of-director-301071140.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/05/c9636.html

%CIK: 0001756607

For further information: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 05-JUN-20